UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cascadian Therapeutics, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

682324108

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive, Suite 600
Timonium, MD 21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682324108	13D	Page 2 of 9 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 11, 2016, Amendment No. 1 thereto filed on February 6, 2017 ("Amendment No. 1") and Amendment No. 2 thereto filed on March 2, 2018 ("Amendment No. 2") relating to the ordinary shares, $.0001 par value (the "Common Stock") of Cascadian Therapeutics, Inc. (the "Issuer") having its principal executive office at 3101 Western Avenue, Suite 600, Seattle, Washington 98121.

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1 and Amendment No. 2 thereto).  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1 and Amendment No. 2 thereto).

Item 2.	Identity and Background.

This statement is being filed by:

(a) Growth Equity Opportunities Fund IV, LLC ("GEO");

(b) New Enterprise Associates 15, L.P.  ("NEA 15"), which is the sole member of GEO, NEA Partners 15, L.P. ("NEA Partners 15"), which is the sole general partner of NEA 15; and NEA 15 GP, LLC ("NEA 15 LLC" and, together with NEA Partners 15, the "Control Entities"), which is the sole general partner of NEA Partners 15; and

(c) Peter J. Barris ("Barris"), Forest Baskett ("Baskett"), Anthony A Florence, Jr. ("Florence"), Joshua Makower ("Makower"), David M. Mott ("Mott"), Jon M. Sakoda ("Sakoda"), Scott D. Sandell ("Sandell"), Peter W. Sonsini ("Sonsini") and Ravi Viswanathan ("Viswanathan") (together, the "Managers").  The Managers are the managers of NEA 15 LLC.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

The address of the principal business office of GEO, NEA 15 and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of each of Barris and Mott is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.  The address of the principal business office of Baskett, Makower, Sakoda, Sandell, Sonsini and Viswanathan is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 Fifth Avenue, 19th Floor, New York, NY 10011.

The principal business of GEO and NEA 15 is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of NEA Partners 15 is to act as the sole general partner of NEA 15.  The principal business of NEA 15 LLC is to act as the sole general partner of NEA Partners 15.  The principal business of each of the Managers is to manage the Control Entities, GEO and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

GEO and NEA 15 LLC are limited liability companies organized under the laws of the State of Delaware.  NEA 15 and NEA Partners 15 are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

CUSIP No. 682324108	13D	Page 3 of 9 Pages

Item 4.	Purpose of Transaction.

Not applicable.

Item 5.	Interest in Securities of the Issuer.

Each of the Reporting Persons has ceased to own beneficially five percent or more of the Issuer's Common Stock.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 682324108	13D	Page 4 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 19th day of March, 2018.

GROWTH EQUITY OPPORTUNITIES FUND IV, LLC

By:	NEW ENTERPRISE ASSOCIATES 15, L.P. Sole Member

By: NEA PARTNERS 15, L.P.
       General Partner

By:	NEA 15 GP, LLC General Partner

By:          *
       Louis S. Citron
       Chief Legal Officer

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:          *
 Louis S. Citron
 Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:          *
       Louis S. Citron
       Chief Legal Officer

NEA 15 GP, LLC

By:                 *
Louis S. Citron
Chief Legal Officer

CUSIP No. 682324108	13D	Page 5 of 9 Pages

*
Peter J. Barris

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Joshua Makower

*
David M. Mott

*
Jon M. Sakoda

*
Scott D. Sandell

*
Peter W. Sonsini

*
Ravi Viswanathan

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Amendment No. 3 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 682324108	13D	Page 6 of 9 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Cascadian Therapeutics, Inc.

EXECUTED this 19th day of March, 2018.

GROWTH EQUITY OPPORTUNITIES FUND IV, LLC

By:	NEW ENTERPRISE ASSOCIATES 15, L.P. Sole Member

By: NEA PARTNERS 15, L.P.
       General Partner

By:	NEA 15 GP, LLC General Partner

By:          *
       Louis S. Citron
       Chief Legal Officer

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:          *
 Louis S. Citron
 Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:          *
       Louis S. Citron
       Chief Legal Officer

NEA 15 GP, LLC

By:                 *
Louis S. Citron
Chief Legal Officer

CUSIP No. 682324108	13D	Page 7 of 9 Pages

*
Peter J. Barris

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Joshua Makower

*
David M. Mott

*
Jon M. Sakoda

*
Scott D. Sandell

*
Peter W. Sonsini

*
Ravi Viswanathan

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 682324108	13D	Page 8 of 9 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Colin Bryant
Colin Bryant

/s/ Carmen Chang
Carmen Chang

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Carol G. Gallagher
Carol G. Gallagher

/s/ Dayna Grayson
Dayna Grayson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ P. Justin Klein
P. Justin Klein

/s/ Vanessa Larco
Vanessa Larco

CUSIP No. 682324108	13D	Page 9 of 9 Pages

/s/ Joshua Makower
Joshua Makower

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ David M. Mott
David M. Mott

/s/ Sara M. Nayeem
Sara M. Nayeem

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Chetan Puttagunta
Chetan Puttagunta

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Frank M. Torti
Frank M. Torti

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang